TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03 MAR 17 AM 7:21

03007820

File No. 82-34673
March 13, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Revision of estimated business results for the year ended March 31, 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Enclosure

4/7

File No.82-34673

March 7, 2003

Company: Nomura Research Institute, Ltd.(NRI)
Company Representative: Akihisa Fujinuma, President (CEO&COO)
(Stock Code : 4307 TSE)
Contact: Hajime Ueda, Head of Finance Department

Revision of estimated business results for the year ended March 31, 2003

Nomura Research Institute, Ltd. (NRI) announced today, in light of recent earnings trends, it revised the financial results forecast for the ended March 31, 2003 we initially announced on October 31, 2002.

1. Consolidated Financial Results Forecast

(in million yen)

	Sales	Operating Profit	Net Income
Previous Forecast (A)	245,000	33,000	19,000
Current Forecast (B)	230,000	27,000	15,600
Increase/Decrease (B－A)	△15,000	△6,000	△3,400
Changes (%)	△6.1	△18.2	△17.9
(cf.) Results for the year ended March 31, 2002	236,569	30,365	22,364

2. Reasons for revision

Even after we announced our financial forecasts for the year ended March 31, 2003 on October 31, 2002, companies continued to suppress systems development investment spending because of declining economic condition. Although we have increased our sales efforts and have worked to reduce costs to cope with this severe business environment, we have decided to lower our forecasts since results appear likely to fall below our previous forecast.

(Note) Sales and profit projections in this report are based on information available to management at the time this report was prepared. As such, these projections contain risk and uncertainty. Readers should be aware that actual sales and profits may differ from these projections.

Financial Results Forecasts [Highlights] (Consolidated)

※Previous Forecasts : as of announcement for 1st half FY2003 financial results, Oct.31, 2002.

[Year Ended 31st March] (JPY billion)

	FY Mar.2002 (Results)	FY Mar.2003 (Current Forecasts)	YoY		FY Mar.2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
Sales	236.6	230.0	Δ6.6	Δ2.8	245.0	Δ15.0	Δ6.1
Operating Profit	30.4	27.0	Δ3.4	Δ11.1	33.0	Δ6.0	Δ18.2
Net Income	22.4	15.6	Δ6.8	Δ30.2	19.0	Δ3.4	Δ17.9
Operating Profit Margin	12.8%	11.7%	Δ1.1P		13.5%	Δ1.7P	
EPS	JPY 504.96	JPY 340.00	JPY Δ164.96	Δ32.7	JPY 414.45	JPY Δ74.44	Δ18.0

Note: Earnings per share are calculated based on Financial Accounting Standards No. 2 "Accounting Standards for Earnings Per Share" (September 25, 2002)

[1st half] (JPY billion)

	1st half FY2002 (Results)	1st half FY2003 (Results)	YoY	
	Amount	Amount	Change	%
Sales	109.1	113.8	4.7	4.3
Operating Profit	12.0	13.2	1.1	9.4
Net Income	12.9	7.9	Δ5.0	Δ39.0
Operating Profit Margin	11.0%	11.6%	+0.5P	

[2nd half] (JPY billion)

	2nd half FY2002 (Results)	2nd half FY2003 (Current Forecasts)	YoY		2nd half FY2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
Sales	127.5	116.2	Δ11.2	Δ8.8	131.2	Δ15.0	Δ11.4
Operating Profit	18.3	13.8	Δ4.5	Δ24.5	19.8	Δ6.0	Δ30.3
Net Income	9.4	7.7	Δ1.7	Δ18.2	11.1	Δ3.4	Δ30.6
Operating Profit Margin	14.4%	11.9%	Δ2.5P		15.1%	Δ3.2P	

Financial Results Forecasts [Sales by sector] (Consolidated)

※Previous Forecasts : as of announcement for 1st half FY2003 financial results, Oct.31, 2002.

[Year Ended 31st March] (JPY billion)

	FY Mar.2002 (Results)	FY Mar.2003 (Current Forecasts)	YoY		FY Mar.2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
Financial Sector	119.0	124.0	5.0	4.2	131.0	△7.0	△5.3
Distribution Sector	39.2	42.0	2.8	7.1	44.0	△2.0	△4.5
Other private Sector	45.2	46.0	0.8	1.8	49.0	△3.0	△6.1
Public Sector	33.1	18.0	△15.1	△45.7	21.0	△3.0	△14.3
Total	236.6	230.0	△6.6	△2.8	245.0	△15.0	△6.1

[1st half] (JPY billion)

	1st half FY2002 (Results)	1st half FY2003 (Results)	YoY	
	Amount	Amount	Change	%
Financial Sector	54.8	62.2	7.4	13.5
Distribution Sector	19.6	20.8	1.2	6.0
Other private Sector	22.2	22.5	0.3	1.4
Public Sector	12.5	8.3	△4.2	△33.6
Total	109.1	113.8	4.7	4.3

[2nd half] (JPY billion)

	2nd half FY2002 (Results)	2nd half FY2003 (Current Forecasts)	YoY		2nd half FY2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
Financial Sector	64.3	61.8	△2.4	△3.8	68.8	△7.0	△10.2
Distribution Sector	19.6	21.2	1.6	8.1	23.2	△2.0	△8.6
Other private Sector	23.0	23.5	0.5	2.2	26.5	△3.0	△11.3
Public Sector	20.6	9.7	△10.9	△53.0	12.7	△3.0	△23.7
Total	127.5	116.2	△11.2	△8.8	131.2	△15.0	△11.4

Financial Results Forecasts [Sales by segment] (Consolidated)

※Previous Forecasts : as of announcement for 1st half FY2003 financial results, Oct.31, 2002.

[Year Ended 31st March] (JPY billion)

	FY Mar.2002 (Results)	FY Mar.2003 (Current Forecasts)	YoY		FY Mar.2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
System Development & System Applications Sales	93.6	82.0	△11.6	△12.4	89.0	△7.0	△7.9
System Management & Operations	86.9	90.0	3.1	3.6	94.0	△4.0	△4.3
Product Sales	19.2	20.0	0.8	4.1	23.0	△3.0	△13.0
System Solution Services	199.8	192.0	△7.8	△3.9	206.0	△14.0	△6.8
Consulting / Knowledge Services	36.8	38.0	1.2	3.2	39.0	△1.0	△2.6
Total	236.6	230.0	△6.6	△2.8	245.0	△15.0	△6.1

[1st half] (JPY billion)

	1st half FY2002 (Results)	1st half FY2003 (Results)	YoY	
	Amount	Amount	Change	%
System Development & System Applications Sales	41.4	39.7	△1.7	△4.1
System Management & Operations	41.9	44.8	2.9	6.9
Product Sales	7.6	10.5	2.9	38.8
System Solution Services	90.9	95.0	4.1	4.5
Consulting / Knowledge Services	18.2	18.8	0.6	3.2
Total	109.1	113.8	4.7	4.3

[2nd half] (JPY billion)

	2nd half FY2002 (Results)	2nd half FY2003 (Current Forecasts)	YoY		2nd half FY2003 (Previous Forecasts)	Difference	
	Amount	Amount	Change	%	Amount	Amount	%
System Development & System Applications Sales	52.3	42.3	△9.9	△19.0	49.3	△7.0	△14.2
System Management & Operations	45.0	45.2	0.2	0.5	49.2	△4.0	△8.1
Product Sales	11.7	9.5	△2.1	△18.3	12.5	△3.0	△24.0
System Solution Services	108.9	97.0	△11.9	△10.9	111.0	△14.0	△12.6
Consulting / Knowledge Services	18.6	19.2	0.6	3.3	20.2	△1.0	△5.0
Total	127.5	116.2	△11.2	△8.8	131.2	△15.0	△11.4